Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended
	August 31,
	2014	2013

Net income	$1,338	$1,012
Income tax expense, net	2	3
Income before income taxes	1,340	1,015
Fixed charges
Interest expense, net	213	237
Interest portion of rent expense (a)	16	14
Capitalized interest	16	11
Total fixed charges	245	262
Fixed charges not affecting earnings
Capitalized interest	(16)	(11)
Earnings before fixed charges	$1,569	$1,266
Ratio of earnings to fixed charges	6.4	4.8

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.